Mail Stop 4561

October 29, 2007

Paul Borja
Chief Financial Officer
Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, Michigan 48098

> **RE:** **Flagstar Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 10-Q for the Quarterly Period Ended March 31, 2007 Filed**
> **May 8, 2007**
> **File No. 001-16577**

Dear Mr. Borja,

We have reviewed your response dated September 28, 2007, and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

Secondary Market Loan Sales, page 6

1.   We note your responses to comments 6, 8, 16 and 17 from our July 19, 2007 letter.

      a. To provide investors a simple understanding of secondary market loan sales, please revise to disclose the amount and nature (agency, non-agency securitization, whole loan sale, etc.) of your secondary market loan sales for each of the periods presented.

      b. Please revise your proposed disclosure in your response to comment 17 to expand on the nature and timing of your activities with agencies and other entities. For example, discuss if you "sell" or "swap" loans with agencies, which entity securitizes the loans and if you receive cash or mortgage-backed securities from agencies. Clearly discuss the cash flows associated with this activity. Also, clearly separate your disclosures related to non-agency securitizations and your transactions with agencies.

Flagstar Credit Corporation, page 7

2.   We note your response to comment 1 from our July 19, 2007 letter. We do not agree that disclosing FCI's total loss exposure may be misleading. On the contrary, we believe it is important for investors to understand the risks associated with your operations. Therefore, please disclose FCI's maximum exposure as of the ending balance sheet date and disclose other supplemental information to allow investors to fully understand the risks associated with this exposure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Secondary Market Reserve, page 28

3.   We note your responses to comments 2 and 3 from our July 19, 2007 letter. We also note that there appears to be consistent material adverse adjustments to your previous estimates of expected losses on loans sold.

      a. Please revise to disclose, if true, that your customary representations and warranties are in place for the life of the loan. If this is not the case, please revise to disclose how long they are in place from the date of sale.

      b. Please revise to disclose the underlying causes related to the increases in your estimated losses related to prior loan sales for all periods presented.

      c. Please revise to disclose if at the time of the loan sale, your secondary loss reserve is your estimate of the total amount of expected losses for the entire life of the loans sold. If so, disclose the reasons you believe you have continually under estimated the amount of expected losses at the time of the loan sale. If not, please tell us why you believe your estimate should not capture all expected losses at the time of the loan sale.

Net Loss on Securities Available for Sale, page 34

4. We note your response to comment 7 from our July 19, 2007 letter. Considering the materiality of the other than temporary impairment recognized, please revise your proposed disclosure to include additional details provided in your detailed response.

Financial Statements

Consolidated Statement of Cash Flows, page 62

5. We note your response to comment 13 from our July 19, 2007 letter. Please provide us with the entire revised roll forward table and reconcile these amounts to the revised amounts in the statement of cash flows for 2006, 2005 and 2004.

Note 26 – Derivative Financial Instruments, page 90

6. We note your response to comment 24 from our July 19, 2007 letter.

      a. In the opening paragraph of your response you state that you have recorded ineffectiveness in your financial statements; however, such amounts have been insignificant. In your responses to c and d, it appears that you have not recorded ineffectiveness. Please clarify for us whether you have recorded ineffectiveness for your SFAS 133 hedges.

      b. Please tell us why you believe your cash flow hedging strategy related to forecasted deposit transactions meets the requirements of paragraph 29(a) of SFAS 133, as amended. We refer you to paragraph 459 of SFAS 133 which states that an entity must identify the hedged forecasted transaction with sufficient specificity to make it clear whether a particular transaction is a hedged transaction <u>when it occurs</u>. Based on the information provided, it appears that you do not identify the hedged transaction when it occurs but rather at the end of the month.

If you believe that your derivatives do not meet the requirements for cash flow hedge accounting, please restate your financial statements assuming no hedge accounting. If you believe the effect of the correction of the error is not material and a restatement is not required, please provide us with your SAB 99 materiality analysis, discontinue hedge accounting prospectively and correct the error in the next financial statements filed with the commission.

c. We note you determined that the cash flow hedges of your trust preferred debt do not qualify for the short cut method. Please tell us the facts and circumstances related to these hedges and your determination that they do not qualify for short cut accounting and restate your financial statements assuming no hedge accounting. If you believe the effect of the correction of the error is not material and a restatement is not required, please provide us with your SAB 99 materiality analysis, discontinue short cut accounting prospectively and correct the error in the next financial statements filed with the commission.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us draft copies of your proposed revisions prior to filing your amendment. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant